UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

TEAM, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.30
(Title of Class of Securities)

878155100
(CUSIP Number)

December 18, 2020
(Date of Event which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	878155100	Page 2

1	NAME OF REPORTING PERSONS
APSC Holdco II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,582,949*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,582,949*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,582,949*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.47%†
12	TYPE OF REPORTING PERSON (See Instructions)
PN

* See Item 4.

† See Item 4.

CUSIP NO.	878155100	Page 3

1	NAME OF REPORTING PERSONS
Atlantic Park Strategic Capital Parallel Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,582,949*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,582,949*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,582,949*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.47%†
12	TYPE OF REPORTING PERSON (See Instructions)
PN

* See Item 4.

† See Item 4.

CUSIP NO.	878155100	Page 4

1	NAME OF REPORTING PERSONS
Iron Park Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,582,949*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,582,949*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,582,949*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.47%†
12	TYPE OF REPORTING PERSON (See Instructions)
PN

* See Item 4.

† See Item 4.

Item 1(a) Name of Issuer

TEAM, Inc. (the “Issuer”)

Item 1(b) Address of the Issuer’s Principal Executive Offices

13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478

Item 2(a) Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)       APSC Holdco II, L.P. (“APSC Holdco II”)

(ii)       Atlantic Park Strategic Capital Parallel Master Fund, L.P. (“Atlantic Park”)

(iii)       Iron Park Capital Partners, LP (“Iron Park”)

Item 2(b) Address of the Principal Business Office, or if none, Residence

c/o Iron Park Capital Partners

527 Madison Avenue

25th Floor

New York, NY 10022

Item 2(c) Citizenship

See responses to Item 4 on each cover page.

Item 2(d) Title of Class of Securities

Common Stock, $0.30 par value per share (“Common Stock”).

Item 2(e) CUSIP Number

878155100

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4 Ownership

(a)	Amount beneficially owned:

APSC Holdco II directly holds warrants to purchase 3,582,949 shares of Common Stock (the “Shares”), representing 10.47% of the Issuer’s Common Stock, based on 30,627,882 shares of Common Stock outstanding as of October 30, 2020, as reported by the Issuer in its 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2020 and assumes the exercise of the warrants held by the Reporting Persons.

Atlantic Park is the sole beneficial owner of APSC Holdco II. Pursuant to an Investment Management Agreement, dated July 6, 2020, Atlantic Park and certain of its affiliates have delegated their voting and dispositive power over their direct and indirect investments (including the Shares) to Iron Park and GASC APF, L.P. (“GASC APF”) and appointed each of them to jointly act as investment advisers.

GASC APF will file a separate Schedule 13G.

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 3,582,949 shares of Common Stock.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8 Identification and Classification of Members of the Group

Not Applicable

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	APSC HOLDCO II, L.P.

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory

ATLANTIC PARK STRATEGIC
CAPITAL PARALLEL MASTER FUND, L.P.

By: Atlantic Park Strategic Capital
Fund GP, L.P., its general partner

By: Atlantic Park UGP, LLC, its general partner

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory

IRON PARK CAPITAL PARTNERS, LP

By: Iron Park Capital Partners, LLC, its general partner

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory

EXHIBIT LIST

Exhibit A Joint Filing Agreement, dated as of February 16, 2021

Exhibit B Power of Attorney, dated as of February 16, 2021

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.30 per share, of TEAM, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 16, 2021	APSC HOLDCO II, L.P.

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory

ATLANTIC PARK STRATEGIC
CAPITAL PARALLEL MASTER FUND, L.P.

By: Atlantic Park Strategic Capital
Fund GP, L.P., its general partner

By: Atlantic Park UGP, LLC, its general partner

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory

IRON PARK CAPITAL PARTNERS, LP

By: Iron Park Capital Partners, LLC, its general partner

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory

EXHIBIT B

POWER OF ATTORNEY

Know all by these presents that each of the undersigned, does hereby make, constitute and appoint George Fan as a true and lawful attorney-in-fact of such undersigned with full powers of substitution and revocation, for and in the name, place and stead of such undersigned (in such undersigned’s individual capacity), to execute and deliver such forms that such undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of such undersigned’s ownership of or transactions in securities of TEAM, Inc. (i) pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, statements on Form 3, Form 4 and Form 5 (including any amendments thereto), (ii) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules promulgated thereunder and (iii) in connection with any applications for EDGAR access codes, including without limitation the Form ID. The Power of Attorney shall remain in full force and effect until such undersigned is no longer required to file Forms 3, 4 and 5 with regard to his or her ownership of or transactions in securities of TEAM, Inc., unless earlier revoked in writing. Each of the undersigned acknowledges that George Fan is not assuming any of such undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

Date: February 16, 2021	APSC HOLDCO II, L.P.

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory

ATLANTIC PARK STRATEGIC
CAPITAL PARALLEL MASTER FUND, L.P.

By: Atlantic Park Strategic Capital
Fund GP, L.P., its general partner

By: Atlantic Park UGP, LLC, its general partner

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory

IRON PARK CAPITAL PARTNERS, LP

By: Iron Park Capital Partners, LLC, its general partner

By: /s/ George Fan
Name: George Fan
Title: Authorized Signatory